FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of August 2002

HOLMES FINANCING (No 4) PLC
HOLMES FUNDING LIMITED
HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . . X . . .

Holmes Financing No 4 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 July 2002 to 08 August 2002

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements

	Current Period	
	Number	£000's
Brought Forward	285,472	17,795,005
Replenishment	15,327	1,009,884
Repurchased	(5,786)	(412,180)
Redemptions	(7,545)	(597,956)
Losses	(17)	(58)
Other Movements	0	102,825
Carried Forward	287,441	17,897,520

	Cumulative	
	Number	£000's
Brought Forward	115,191	6,399,214
Replenishment	324,074	21,999,488
Repurchased	(66,054)	(4,575,792)
Redemptions	(85,667)	(6,027,905)
Losses	(103)	(310)
Other Movements	0	102.825
Carried Forward	287,441	17,897,520

Annualised 1 Month CPR	90.88%	**(Including redemptions and repurchases)
Annualised 3 Month CPR	73.95%	
Annualised 12 Month CPR	44.27%	

** The annualised CPR's are expressed as a percentage of the outstanding balance at the end of the period

Asset Profiles

Weighted Average Seasoning	40.25	
Weighted Average Loan size	£62,265.02	
Weighted Average LTV	78.31%	*** (see below)
Weighted Average Remaining Term	18.04	

Product Type Analysis

	£000's	%
Variable Rate	12,426,248	69.43%
Fixed Rate	5,471,272	30.57%
Tracker Rate	0	0.00%
Flexible Mortgages	0	0.00%
	17,897,520	100.00%

Mortgage Standard Variable Rate

Effective Date	Rate
01 December 2001	6.10%

Holmes Financing No 4 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 July 2002 to 08 August 2002

All values are in thousands of pounds sterling unless otherwise stated

Geographic Analysis

Region	Number	£000's	%
East Anglia	11,127	616,722	3.45%
East Midlands	15,440	802,310	4.48%
Greater London	53,611	4,199,039	23.46%
North West	35,139	1,720,817	9.61%
North	13,611	625,038	3.49%
South East	78,256	5,716,419	31.94%
South West	22,620	1,347,144	7.53%
Wales	15,073	699,194	3.91%
West Midlands	19,519	1,044,672	5.84%
Yorkshire and Humberside	20,390	944,919	5.28%
Unknown	2,655	181,246	1.01%
Total	287,441	17,897,520	100.00%

Original LTV Bands

Range	Number	£000's	%
0.00 - 25.00	4,185	165,178	0.92%
25.01 - 50.00	27,769	1,403,633	7.84%
50.01 - 75.00	69,409	4,571,446	25.54%
75.01 - 80.00	14,752	1,018,156	5.69%
80.01 - 85.00	18,770	1,321,537	7.38%
85.01 - 90.00	41,070	2,986,265	16.69%
90.01 - 95.00	111,498	6,431,305	35.93%
Total	287,441	17,897,520	100.00%

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.

Arrears

Band	Number	Principal	Overdue	%
Current	279,833	17,467,953	(2,902)	97.61%
1.00 - 1.99 months	5,059	282,537	2,227	1.58%
2.00 - 2.99 months	1,133	65,826	969	0.37%
3.00 - 3.99 months	543	30,531	640	0.17%
4.00 - 4.99 months	325	18,306	492	0.10%
5.00 - 5.99 months	170	9,978	330	0.06%
6.00 - 11.99 months	309	16,057	749	0.09%
12 months and over	30	1,258	114	0.01%
Properties in Possession	39	1,339	116	0.01%
Total	287,441	17,894,765	2,735	100.00%

Definition of Arrears

This arrears multiplier is calculated as the arrears amount (which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

Holmes Financing No 4 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 July 2002 to 08 August 2002

All values are in thousands of pounds sterling unless otherwise stated

Shares of Trust last Distribution Date (08 August 2002)

	£000's	%
Funding Share	10,506,051	58.70116%
Seller Share	7,391,469	41.29884%
	17,897,520	100.00000%
Minimum Seller Share	715,743	4.00%

Cash Accumulation Ledger

	£000's
Brought Forward	1,055,161
Additional Amounts Accumulated	412,494
Payment of Notes	(1,055,000)
Carried Forward	412,655

Excess Spread

Quarter to 15/7/2002	0.5881%
Quarter to 15/4/2002	0.5414%
Quarter to 15/1/2002	0.5487%
Quarter to 15/10/2001	0.4621%

Reserve Funds

	First Reserve	Second Reserve
Balance as at 15/7/2002	£185,000,000.00	£30,058,859.55
Required Amount as at 15/7/2002	£185,000,000.00	£73,825,687.00
Percentage of Notes	1.75%	0.28%

Properties in Possession

Stock

	Current Period	
	Number	£000's
Brought Forward	43	1,539
Repossessed in Period	13	848
Sold in Period	(17)	(932)
Carried Forward	39	1,455

	Cumulative	
	Number	£000's
Repossessed to date	163	7,483
Sold to date	(124)	(6,028)
Carried Forward	39	1,455

Repossession Sales Information

Average time Possession to Sale	82 Days
Average arrears at time of Sale	£3,020.00

MIG Claim Status

	Number	£000's
MIG Claims made	89	628
MIG Claims outstanding	14	96

Average time claim to payment	28

Trigger Events

There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £16 billion

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 4) PLC

Dated: 22nd August, 2002

By ______________________

I Christie (Authorised Signatory)